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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                               Amendment No. 5 to
                                 SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                              CAREERBUILDER, INC.
                           (Name of Subject Company)

                              CAREERBUILDER, INC.
                      (Name of Person(s) filing Statement)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   141684100
                     (CUSIP Number of Class of Securities)

                                ----------------

                               Robert J. McGovern
                     President and Chief Executive Officer
                              CareerBuilder, Inc.
                        10780 Parkridge Blvd., Suite 200
                             Reston, Virginia 20191
                                 (703) 259-5500
 (Name, address and telephone number of person authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                                With a copy to:

                             Donald L. Toker, Esq.
                               Hale and Dorr LLP
                         1455 Pennsylvania Avenue, N.W.
                              Washington, DC 20004
                                 (202) 942-8400

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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This Amendment No. 5 to the Solicitation and Recommendation Statement on
Schedule 14D-9 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 originally filed on July 25, 2000, as amended by Amendments Nos. 1, 2, 3 and 4 thereto (as amended, the "Schedule 14D-9") by CareerBuilder, Inc., a Delaware corporation (the "Company"), relating to a tender offer by CB Acquisition Corp. ("Purchaser"), a Delaware Corporation and a wholly-owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), disclosed in a tender offer statement on Schedule TO dated July 25, 2000 (the "Initial Schedule TO") as previously amended by Amendments Nos. 1, 2, 3 and 4 thereto and as amended by Amendment No. 5 thereto on August 17, 2000 ("Amendment No. 5" and together with the Initial Schedule TO and each Amendment thereto from time to time the "Schedule TO"), to purchase all outstanding shares of common stock of the Company at a price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 and as amended from time to time (the "Offer to Purchase") and the related Letter of Transmittal. The Company hereby amends and supplements the Schedule 14D-9 by incorporating by reference the information set forth in Amendment No. 5 amending and supplementing the Offer to Purchase. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         CareerBuilder, Inc.

                                         By:    /s/ James A. Tholen
                                             ---------------------------------
                                         Name:  James A. Tholen
                                         Title: Senior Vice President and
                                                Chief Financial Officer


Date: August 17, 2000